Mail Stop 3233

                                                                   July 27,
2018

Via E-mail
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

       Re:     Best Western International, Inc.
               Draft Registration Statement on Form S-1
               Response Dated July 17, 2018
               CIK No. 0001733381

Dear Mr. Cuculic:

        We have reviewed your July 17, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

   1. Based on response to comment 1 in your letter dated July 17, 2018, it appears that you may not have complied with Section 5 of the Securities Act. Please revise to add risk factor disclosure addressing the potential Section 5 liability. Disclose that members may have claims against the company and may be entitled to rescission rights or damages. In addition, please tell us how you considered the need to accrue or disclose a contingent liability in accordance with ASC Topic 450-20 and the basis for your conclusion.
 Lawrence M. Cuculic
Best Western International Inc.
July 27, 2018
Page 2

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Attorney
                                                          Office of Real Estate
and
                                                          Commodities

cc:     Edward J. Schneidman, Esq.
        Kirkland & Ellis LLP